FORM 51-102F3

Material Change Report

Item 1 Name and Address of Company

HIVE Digital Technologies Ltd. ("HIVE" or the "Company")

# 855 - 789 West Pender Street
Vancouver, BC V6C 1H2

Item 2 Date of Material Change

October 10, 2023.

Item 3 News Release

The press release attached as Schedule "A" was disseminated through a newswire company in Canada on October 10, 2023.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule "A".

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule "A".

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102 Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Darcy Daubaras

Chief Financial Officer

T: 604-664-1078

Item 9 Date of Report

October 10, 2023.

Schedule "A"

HIVE Digital Provides Update on GPU Infrastructure for AI and HPC

This news release constitutes a "designated news release" for the purposes of the Company's amended and restated prospectus supplement dated August 17, 2023, to its short form base shelf prospectus dated May 1, 2023.

Vancouver, British Columbia--(Newsfile Corp. - October 10, 2023) - HIVE Digital Technologies Ltd. (TSXV: HIVE) (NASDAQ: HIVE) (FSE: YO0) (the "Company" or "HIVE") is pleased to provide an update on its HPC and AI infrastructure projects.

Figure 1

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The Company is converting its 38,000 Nvidia data center GPU cards ("GPUs"), previously used to mine Ethereum and other cryptocurrencies, into an on-demand GPU cloud service. HIVE President and CEO Aydin Kilic stated, "We're on track to have 3,200 GPUs, mostly powerful Nvidia A40s, up and running in the AI/HPC space by the end of October."

Mr. Kilic continued, "GPU cloud is far more complex than mining Bitcoin with ASICs. It took us a few months to get the right hardware architecture in placeand we've had a breakthrough in the last week. Our GPU server utilization rate has gone from 40-50% during our test phase to over 80% last week as our commercialization ramps up, allowing those GPUs to almost double their daily cash flow per server. The team has done an amazing job, and we're rapidly learning and advancing this business. We're quite bullish on the GPU cloud market, which we see as one of those rare opportunities which only come along every few decades. The demand is growing quickly."

HIVE's HPC and AI business is currently generating 15x more revenue than Bitcoin on a per-megawatt basis, and demand for GPU compute is growing rapidly.

HIVE Executive Chairman Frank Holmes stated, "A recent report by Goldman Sachs suggests huge demand, as shown in the chart below. Fortune Business Insights has predicted that the GPU as a service market in North America will grow at a compounded annual growth rate of 34% until 2030. This is a blue-sky opportunity, thanks to remarkable demand from AI projects. For example, we think large language models, the tech behind ChatGPT, is just getting started. We think there's a use for them in almost every company, and these things require a lot of GPU power to build and run."

Figure 2

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HIVE leadership believes that GPU cloud will be an excellent complement to the Company's Bitcoin mining business. Revenue from our GPU infrastructure is growing quickly and should offer a stable source of cash flow to the business once it reaches scale. The Company is initially targeting two of the largest markets in the world, North America (via Canada) and Europe (via Sweden).

Mr. Holmes said, "Our foundation in HPC and AI infrastructure is now secured in both North America and the Europe. Our GPUs are installed in powerful new SuperMicro servers in Tier 3 data centers. We realized a successful beta-test earlier this year with 400 GPUs, and our goal for the end of the year is 4,800 GPUs active by December 31."

Mr. Holmes continued, "When we made the $66 million GPU purchase from Nvidia in 2021, we were planning beyond the Ethereum Merge. We strategically bought multi-use Nvidia cards instead of Ethereum-specific ones which are slightly more efficient. Why? Because these GPUs are hundreds, even thousands of times faster and more efficient than CPUs for certain workloads, including these new AI technologies. We're excited to build this business."

One of HIVE's newSupermicro servers with 10x Nvidia A40 48 GB VRAM GPU

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For more information and to register to HIVE's mailing list, please visit www.HIVEdigitaltechnologies.com. Follow @HIVEDigitalTech on Twitter and subscribe to HIVE's YouTube channel.

On Behalf of HIVE Digital Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information please contact:

Frank Holmes
info@hivedigitaltech.com

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian and United States securities legislation and regulations that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes but is not limited to: business goals and objectives of the Company; the acquisition, deployment and optimization of the mining fleet and equipment; the continued viability of its existing Bitcoin mining operations; and other forward-looking information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward looking information include, but are not limited to, the volatility of the digital currency market; the Company's ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory as required, or at all; a material decline in digital currency prices may have a significant negative impact on the Company's operations; the regulatory environment for cryptocurrency in Canada, the United States and the countries where our mining facilities are located; economic dependence on regulated terms of service and electricity rates; the speculative and competitive nature of the technology sector; dependency on continued growth in blockchain and cryptocurrency usage; lawsuits and other legal proceedings and challenges; government regulations; the global economic climate; dilution; future capital needs and uncertainty of additional financing, including the Company's ability to utilize the Company's at-the-market equity offering program (the "ATM Program") and the prices at which the Company may sell Common Shares in the ATM Program, as well as capital market conditions in general; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the effects of product development and need for continued technology change; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the impact of energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; share dilution resulting from the ATM Program and from other equity issuances; the construction and operation of facilities may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of electricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company's electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the adverse impact on the Company's profitability; the ability to complete current and future financings, any regulations or laws that will prevent the Company from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of COVID-19 on the business of the Company, including but not limited to the effects of COVID-19 on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and, the adoption or expansion of any regulation or law that will prevent the Company from operating its business, or make it more costly to do so; and other related risks as more fully set out in the Company's disclosure documents under the Company's filings at www.sec.gov/EDGAR and www.sedarplus.com.

The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the Company's objectives, goals or future plans, the timing thereof and related matters. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to its inherent uncertainty. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, other than as required by law.

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